                                                 File No. 70-9121

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                        AMENDMENT NO. 2

                          TO FORM U-1

                   APPLICATION OR DECLARATION

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                    Monongahela Power Company
                    1310 Fairmont Avenue
                    Fairmont, WV  26554

                    The Potomac Edison Company
                    10435 Downsville Pike
                    Hagerstown, MD  21740-1766





(Name of company or companies filing this statement and addresses of principal executive offices)


                         Allegheny Energy, Inc.



(Name of top registered holding company parent of each applicant or declarant)

                         Thomas K. Henderson, Esq.
                         Vice President
                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD 21740



(Name and address of agent for service)

1.    Applicants  hereby amend Item No.  1.  Description  of

Proposed  Transaction by deleting it  in  its  entirety  and substituting the following therefor:

     The proposed transactions involve the issuance of notes

by  Monongahela Power Company ("Monongahela")and The Potomac

Edison   Company  ("Potomac  Edison"),  (collectively,   the

"Companies"),  public  utility  subsidiaries  of   Allegheny

Energy,  Inc., a registered holding company, to support  the contemporaneous issuance of pollution control revenue  bonds by  The  Greene County Industrial Authority, Greene  County,

Pennsylvania (the "Authority").  The proceeds from the bonds

will   be   used  to  effect  the  redemption  of  presently

outstanding  pollution control revenue bonds, all  of  which are  Series A Bonds.  The bonds were issued by the Authority in 1977 in the following amounts with the following interest rates:  (i)  $5,500,000 principal amount  Pollution  Control

Revenue  Bonds (The Potomac Edison Company Hatfield's  Ferry

Project),  1977  Series A, 6.30%; (ii) $3,560,000  principal amount  Pollution  Control Revenue Bonds (Monongahela  Power

Company  Hatfield's Ferry Project), 1977 Series A,  6.30%  ;

(iii)  $1,000,000 principal amount Pollution Control Revenue

Bonds  (Monongahela Power Company Hatfield's Ferry Project),

1977  Series A, 6.40%; and (iv) $3,000,000 principal  amount

Pollution  Control Revenue Bonds (Monongahela Power  Company

Hatfield's   Ferry   Project),   1977   Series   A,    6.40%

(collectively, the "Series A Bonds").  Due to the change  in interest  rates since the time that the Series A Bonds  were originally  issued,  the Authority proposes  to  refund  the

Series  A  Bonds  by  issuing one new  series  of  pollution

control   revenue   bonds   for  each   of   the   Companies

(collectively,  the "Series B Bonds") at  a  lower  interest

rate.   The  Companies request authority from the Securities

and  Exchange  Commission ("Commission") to enter  into  new

long-term   promissory  notes  insofar  as  the  terms   and

conditions  of  the  long-term bonds to  be  issued  by  the

Authority  affect the payments to be made by  the  Companies under  the
current  long-term  promissory  notes  presently

outstanding.   As  information,  the  presently  outstanding

Series  A  notes  will be canceled and  new  notes  will  be entered into to reflect the new terms.





          A.   Background

           On  February  4, 1977, the Commission  authorized

Monongahela,  Potomac  Edison and West  Penn  Power  Company

("West  Penn")  to issue notes in connection  with  the  tax exempt  financing by the Authority of certain air and  water pollution control equipment and facilities at the Hatfield's

Ferry  Power  Station located in Greene County, Pennsylvania

(Hatfield).   (HCAR 19875.)   Hatfield is jointly  owned  by

Monongahela,  Potomac Edison and West Penn in the  following undivided  percentages: Monongahela 27 1/2 %,  Potomac  Edison

20% and West Penn 52 l/2 %.  The tax exempt financing provided money  for  the installation of pollution control  equipment and facilities at Hatfield.  The pollution control equipment

and    facilities   at   Hatfield   (Facilities)    included

electrostatic precipitators, fly ash handling facilities,  a cooling  tower  and  cooling water recirculating  system,  a

water  treatment  system  and  associated  equipment.    The

Facilities have been completed.





          B.   Requested Authorization

            The  Authority  proposes  to  issue  $10,560,000

aggregate  principal amount in two new series  of  long-term bonds  (each  series to be designated as "Series  B  Bonds",

collectively  hereinafter  referred  to  as  the  "Series  B

Bonds"),  the proceeds of which will be used to  refund  the

Authority's  Series  A  Bonds  presently  outstanding  which correspond  to  notes  issued  by  Monongahela  and  Potomac

Edison.   The  figure represents $2,500,000  less  than  the

aggregate amount of Series A Bonds originally issued due  to the operation of a mandatory sinking fund for Monongahela and Potomac Edison. In February 1996 and February 1997,

Monongahela redeemed $500,000 and $500,000 of the  Series  A

Bonds,  respectively.  In February 1996  and  February  1997

Potomac Edison redeemed $700,000 and $800,000 of the  Series

A Bonds, respectively.



           Monongahela and Potomac Edison request  authority

through  December  31,  2002  to  enter  into  the  proposed transaction and to issue new promissory notes.  The Series B

Bonds  will  be issued under a supplemental trust  indenture with  a  corporate trustee, approved by the  Companies,  and sold  at such time, at such interest rate and for such price

as  shall  be  approved  by  the  Companies.   However,  the

interest  rate  for each series of Series B Bonds  will  not exceed  the  interest  rate of the corresponding  series  of

Series  A  Bonds presently outstanding.  The timing  of  the financing will depend upon a subjective determination by the

Companies  of  market conditions.  The Series B  Bonds  will mature no later than the year 2020.



           Each  Company will deliver concurrently with  the

issuance of the Series B Bonds, its non-negotiable Pollution

Control  Note  (collectively, the "Notes") corresponding  to such  series  of  Bonds  in  respect  of  principal  amount,

interest rate and redemption provisions (which may include a special  right  of the holder to require the  redemption  or repurchase  of  the  Bond at stated  intervals)  and  having installments  of  principal corresponding to  any  mandatory sinking fund payments and stated maturities.  The Notes will be  secured  by a second lien on the Facilities and  certain other  properties, pursuant to a Pollution Control Financing

Agreement dated as of February 1. 1977 between the Authority and the Companies.  There is also a Trust Indenture dated as of  February 1, 1977 between the Authority and Mellon  Bank,

N.A. as Trustee creating a mortgage and security interest in the  Facilities and certain other property (subject  to  the lien securing each

 Company's first mortgage bonds).  Payment

on  the Notes will be made to the Trustee under supplemental indentures to be entered into between the Companies and  the

Trustee,  described  below, and  shall  be  applied  by  the

Trustee  to pay the maturing principal and redemption  price of and interest and other costs on the Series B Bonds as the same  become  due.  Each Company also proposes  to  pay  any trustees' fees or other expenses incurred by the Authority.



           It is expected that the Authority will engage  an

underwriter or underwriters to provide financial advice  and

underwrite   the  sale  of  the  Series  B   Bonds.    Fees,

commissions  and  expenses  of the  underwriters  and  legal counsel in connection with the proposed transaction will  be filed  by amendment.  The Companies have been informed  that the  Authority  has  legal authority  to  issue  tax  exempt revenue bonds in accordance with the proposed documents  and the  Companies understand that legal opinions to that effect will  be  delivered to appropriate parties at, or prior  to,

the  closing date.  The Series B Bonds will be in registered form and initially will be registered in the name of Cede  &

Co.,  as nominee for The Depository Trust Company, New York,

New  York.   The  Series B Bonds will  bear  interest  semi-

annually at rates to be determined.  The Series B Bonds will be  issued  pursuant to supplemental indentures, which  will provide  for  parameters to be determined.  The supplemental indentures  will also provide that all of the proceeds  from the  sale  of  the Series B Bonds by the Authority  must  be applied to the cost of the Facilities, including the cost of refunding the Series A Bonds.



           The  Series B Bonds will be secured by the  Notes

and  will be supported by various covenants of each  Company

contained   in  the  original  Pollution  Control  Financing

Agreement dated as of February 1, 1977, copies of which have previously been filed in File No. 70-5946.

           Applicants  desire  to  consummate  the  proposed

transactions  and refund the Series A Bonds to  provide  the lowest cost of permanent financing for non-revenue-producing pollution  control equipment which the Companies  have  been

required  to  install to meet environmental standards.   The

Companies have been advised that the annual interest rate on tax  exempt bonds has been approximately 1% to 3% lower than the  interest  rate  on  taxable obligations  of  comparable

quality,  depending  upon  the  type  to  be  sold  by   the

Authority.





2.    Applicants hereby amend Item No. 4 Regulatory Approval

by   deleting  it  in  its  entirety  and  substituting  the

following therefor:

          The proposed transactions will be authorized by

the   Public  Utilities  Commission  of  Ohio,  as   to

Monongahela's   participation;   and   by   the   State

Corporation  Commission  of  Virginia  and  the  Public

Service  Commission of Maryland as to Potomac  Edison's

participation  and are exempt under  Rule  52(a).   The

Public  Service  Commission of  West  Virginia  is  not

expressly  ruling  on  the issuance  of  new  pollution

control  notes.  Therefore, the Securities and Exchange

Commission  has jurisdiction over the participation  by

Monongahela and Potomac Edison insofar as West Virginia

is  concerned.  No regulatory agency, other than  those

named, has jurisdiction over the proposed transactions.





3.    Applicants  hereby  amend  Item  No.  6  Exhibits  and

Financial Statements by deleting all references to  Exhibits

D-3 and D-8.

                         SIGNATURE


      Pursuant  to  the requirements of the  Public  Utility

Holding Company Act of 1935, the undersigned companies  have duly  caused this statement to be signed on their behalf  by the undersigned thereunto duly authorized.

                              MONONGAHELA POWER COMPANY


                              By /s/ Robert R. Winter
                                     Robert R. Winter
                                     Vice President, Legal Services


                              THE POTOMAC EDISON COMPANY


                              By /s/ Robert R. Winter
                                     Robert R. Winter
                                     Vice President, Legal Services


                              WEST PENN POWER COMPANY


                              By /s/ Robert R. Winter
                                     Robert R. Winter
                                     Vice President, Legal Services



Dated:  November 19, 1997